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                                                                   Exhibit 99(d)
          [Excerpt from NorAm 1996 Form 10-K]

1.   ACCOUNTING POLICIES AND COMPONENTS OF
     CERTAIN FINANCIAL STATEMENT LINE ITEMS

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of NorAm Energy Corp. and its subsidiaries, all of which are wholly owned, and all significant affiliated transactions and balances have been eliminated. As used herein, "NorAm" and "the Company" refer to NorAm Energy Corp. and its consolidated subsidiaries. Certain prior period amounts have been reclassified to conform to current presentation.

MERGER WITH HOUSTON INDUSTRIES

On August 11, 1996, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Houston Industries Incorporated ("Houston Industries" or "HI"), Houston Lighting & Power Company ("HL&P") and a newly formed Delaware subsidiary of Houston Industries ("HI Merger, Inc."). Under the Merger Agreement, the Company would merge with and into HI Merger, Inc. and would become a wholly owned subsidiary of HII (as defined following). Houston Industries would merge with and into HL&P, which would be renamed Houston Industries Incorporated ("HII") (the term "Transaction" refers to the business combination between Houston Industries and the Company). Consideration for the purchase of the Company's common stock would be a combination of cash and shares of HI common stock, valued at approximately $3.8 billion, consisting of approximately $2.4 billion for the Company's common stock and equivalents and approximately $1.4 billion in assumption of the Company's debt. Additional information concerning the Merger Agreement is contained in the Joint Proxy Statement/Prospectus of Houston Industries, HL&P and the Company dated October 29, 1996 ("the Proxy/Prospectus").

     The Merger Agreement was approved and adopted at Special Meetings of Houston Industries' and the Company's stockholders held on December 17, 1996. The Company and HI proceeded to obtain required state and municipal regulatory approvals, all of which have been obtained, and to request an exemption from the Securities and Exchange Commission ("the SEC") which would allow the Transaction to take place under its preferred structure without subjecting post-merger HII to the requirements of the Public Utility Holding Company Act. It is HI's and the Company's intention to defer the closing of the Transaction until the SEC issues its ruling on the exemption request although, as set forth in the Proxy/Prospectus, there are two alternative structures, one of which would not require SEC approval. Adoption of either of these structures, however, would require that the Company and HI make new filings to obtain the various state and municipal regulatory approvals.

     In early February 1997, the Federal Energy Regulatory Commission ("the FERC" or "the Commission") issued an order ("the Order") advising the Company that the Transaction "...may require Commission approval pursuant to section 203 of the FPA" ( the "FPA" refers to the Federal Power Act), and directing the Company to file a response within 30 days of the Order either "...(1) providing arguments as to why the transaction does not require Commission authorization under section 203 or (2) an application under section 203". In early March 1997, the Company filed a response to the Order stating its view that the FERC does not have jurisdiction over the Transaction. Although such response disclaimed any FERC jurisdiction over the Transaction, it also indicated that one option being considered was to file an application with the FERC for approval of the Transaction in anticipation of an expedited review under the FERC's newly-issued merger policy guidelines. On March 27, 1997, the Company filed an application under section 203 of the FPA seeking FERC approval of the Transaction, although continuing to assert its position that such approval is not required.

     The Company continues to believe that the Transaction will be completed as contemplated although, in light of the pending regulatory issues as set forth preceding, the Company cannot predict with any degree of certainty when the Transaction will be consummated.



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NATURE OF OPERATIONS

The Company's principal activities are in the natural gas industry (representing in excess of 90% of the Company's total revenues, income or loss and identifiable assets), primarily in the contiguous 48 states, with principal operations in Texas, Louisiana, Mississippi, Arkansas, Oklahoma, Missouri and Minnesota. The Company has operations in various phases of the natural gas industry, including distribution, transmission, marketing and gathering which, during 1996, provided approximately 50.5%, 34.2%, 11.5% and 3.8%, respectively, of the Company's consolidated operating income (exclusive of the net operating loss attributable to Corporate and certain miscellaneous activities). The Company's distribution operations are conducted by its Entex, Minnegasco and Arkla divisions, its interstate pipeline operations are conducted by NorAm Gas Transmission Company ("NGT") and Mississippi River Transmission Corporation ("MRT"), its marketing activities are conducted by NorAm Energy Services, Inc. ("NES") and NorAm Energy Management, Inc. ("NEM"), and its gathering activities are conducted by NorAm Field Services Corp. ("NFS"), in each case also including certain subsidiaries and affiliates. The Company's miscellaneous activities, whose collective results of operations currently are not material, principally consist of home care services, including (1) appliance sales and service, (2) home security services, (3) utility services, principally line locating and (4) resale of long distance telephone service. The Company expects to make an investment in international activities as discussed following.

     During 1996, the Company had revenues of $55 million, approximately 1% of consolidated operating revenues, from sales to and transportation for Laclede Gas Company (the local natural gas distribution company which serves the greater St. Louis, Illinois area) pursuant to several long-term firm transportation and storage agreements which expire in 1999. The Company's interstate pipelines received revenues of approximately $163.8 million in 1996 from services provided to the Company's Arkla distribution division pursuant to several agreements, representing approximately 3.4% of consolidated operating revenues and approximately 47.2% of NGT's and MRT's combined operating revenues. With respect to services provided to Arkla in (1) Arkansas, the current service agreement is scheduled to expire in April 2002 and (2) Louisiana, Oklahoma and East Texas, the process of negotiation and regulatory approval has not yet been completed, but the Company currently expects to obtain revised agreements with a term similar to that currently in effect for Arkansas.

     In early 1997, the Company learned that four consortiums ("the Consortiums"), each of which included the Company, were the apparent successful bidders for the right to build and operate natural gas distribution facilities in each of four defined service areas ("the Concessions") within Colombia. Contracts, which extend through the year 2014 and grant the exclusive right to distribute gas to consumers of less than 500 Mcf per day (and the right to compete for other customers), are expected to be awarded in April 1997. The Company estimates that the Concessions ultimately will have approximately 400,000 customers, connected over approximately a five-year period at a total cost of approximately $160 million, with construction expected to begin no later than the fourth quarter of 1997. The Company's ownership interest in the Consortiums, while subject to change through continuing negotiations with its existing and potential partners ranges from 15% to approximately 33% and, based on the expected number of customers, represents a weighted average ownership interest of approximately 23%.

     In January 1997, the Company participated in a bid for a permit authorizing the construction, ownership and operation of a natural gas distribution system for the geographic area that includes the cities of Chihuahua, Delicias and Cuauchtemoc/Anahuac in North Central Mexico. In March 1997, the Company learned that its group was not the successful bidder. The Company had previously announced its intention to participate in a similar bidding process for a permit to provide natural gas distribution service to all or a portion of Mexico City, although no date has yet been set for submission of bids.



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USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

RATE REGULATION

Methods of allocating costs to accounting periods in the portion of the Company's business subject to federal, state or local rate regulation may differ from methods generally applied by unregulated companies. However, when accounting allocations prescribed by regulatory authorities are used for rate-making, the resultant accounting follows the concept of matching costs with related revenues. The Company's rate-regulated divisions/subsidiaries bill customers on a monthly cycle billing basis. Revenues are recorded on an accrual basis, including an estimate for gas delivered but unbilled at the end of each accounting period.

     All of the Company's rate-regulated businesses historically have followed the accounting guidance contained in Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71"). The Company discontinued application of SFAS 71 to NGT effective with year-end 1992 reporting. As a result of the continued application of SFAS 71 to MRT and the Company's distribution divisions, the accompanying consolidated financial statements contain certain assets and liabilities which would not be recognized by unregulated entities. In addition to regulatory assets related to postretirement benefits other than pensions (see Note 5), the Company's only other significant regulatory asset is related to anticipated environmental remediation costs, see "Accounting for Remediation Costs" following and "Environmental Matters" included in Note 7.

CHANGE IN ACCOUNTING ESTIMATE

Pursuant to a revised study of the useful lives of certain assets, in July 1995, the Company changed the depreciation rates associated with certain of its natural gas gathering and pipeline assets. This change had the effect of increasing 1995 "Income before extraordinary item" and "Net income" by approximately $3.2 million ($0.03 per share).

ACCOUNTING FOR PRICE RISK MANAGEMENT ACTIVITIES

To reduce the risk from market fluctuations in the price of natural gas and related transportation, the Company enters into futures transactions, swaps and options (collectively, "financial instruments") in order to hedge certain natural gas in storage, as well as certain expected purchases, sales and transportation of natural gas, a portion of which are firm commitments at the inception of the hedge. Some of these financial instruments carry off-balance-sheet risk, see "Credit Risk and Off-Balance-Sheet Risk" included in
Note 7. Changes in the market value of these financial instruments utilized as hedges are (1) recognized as an adjustment of the carrying value in the case of existing assets and liabilities, (2) included in the measurement of the transaction that satisfies the commitment in the case of firm commitments and
(3) included in the measurement of the subsequent transaction in the case of anticipated transactions, whether or not the hedge is closed out before the date of the anticipated transaction. In cases where anticipated transactions do not occur, deferred gains and losses are recognized when such transactions were scheduled to occur.



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ACCOUNTING FOR REMEDIATION COSTS

Environmental remediation costs are accrued when the Company determines that it is probable that it will incur such costs and the amount is reasonably estimable. To the extent that potential environmental remediation costs are quantified within a range, the Company establishes reserves equal to the most likely level of costs within the range and adjusts such accruals as better information becomes available. In determining the amount of the liability, future costs are not discounted to their present value and the liability is not offset by expected insurance recoveries. If justified by circumstances within the Company's business subject to SFAS 71, corresponding regulatory assets are recorded in anticipation of recovery through the ratemaking process, see "Environmental Matters" included in Note 7.

EARLY RETIREMENT AND SEVERANCE

During the first quarter of 1996, the Company instituted a reorganization plan affecting its NGT and MRT subsidiaries, pursuant to which a total of approximately 275 positions were eliminated, resulting in expense for severance payments and enhanced retirement benefits. Also during the first quarter of 1996, (1) the Company's Entex division instituted an early retirement program which was accepted by approximately 100 employees and (2) the Company's Minnegasco division reorganized certain functions, resulting in the elimination of approximately 25 positions. Collectively, these programs resulted in a non-recurring pre-tax charge of approximately $22.3 million (approximately $13.4 million or $0.10 per share after tax), which pre-tax amount is reported in the accompanying Statement of Consolidated Income as "Early retirement and severance".

INTEREST EXPENSE

Interest expense includes, where applicable, amortization of debt issuance cost and amortization of gains and losses on interest rate hedging transactions related to the Company's debt financing activities, see Note 3. "Interest expense, net" as presented in the accompanying Statement of Consolidated Income is net of an allowance for borrowed funds used during construction of $1.6 million, $1.1 million and $1.3 million in 1996, 1995 and 1994, respectively. Beginning in 1997, amounts previously reported as "Loss on sale of receivables" will be reported as a component of interest expense, see "Sale of Receivables" included in Note 3.

DISCONTINUED OPERATIONS

"Loss from discontinued operations, less taxes" as presented in the accompanying Statement of Consolidated Income for 1994 represents a pre-tax loss of $3.3 million (the associated tax benefit was $1.2 million) resulting from litigation associated with the discontinued operations of University Savings Association, a former subsidiary of Entex.

EARNINGS PER SHARE

Primary earnings per share is computed using the weighted average number of shares of the Company's Common Stock ("Common Stock") actually outstanding during each period presented. Outstanding options for purchase of Common Stock, the Company's only "common stock equivalent" as that term is defined in the authoritative accounting literature, have been excluded due to either (1) the fact that the options would have been anti-dilutive if exercised or (2) the immaterial impact which would result from the exercise of those options which are currently exercisable and would be dilutive if exercised. Fully diluted earnings per share, in addition to the actual weighted average common shares outstanding, assumes the conversion, as of its issuance date of June 17, 1996, of the 3,450,000 shares of the Trust Preferred (see Note 3) at a conversion rate of 4.1237 shares of Common Stock for each share of the Trust Preferred (resulting in the assumed issuance of a total of 14,226,765 shares of Common Stock), and reflects the increase in earnings from the cessation of the dividends on the Trust Preferred (net of the related tax benefit) which would result from such assumed conversion. For 1996, this assumed earnings increase was approximately $3.5 million, net of related tax benefits of approximately $2.3 million. The Company's 6% Convertible Subordinated Debentures due 2012 (see "Other Long-Term Financing" included in Note 3) and the Company's $3.00 Series A Preferred Stock (prior to its June 1996 exchange, see "Other Long-Term Financing" included in Note 3), due to their exchange rates, are anti-dilutive and are therefore excluded from all earnings per share calculations. During the periods in which the Company's $3.00 Convertible Exchangeable Preferred Stock, Series A was outstanding, earnings per share from continuing operations is calculated after reduction for the preferred stock dividend requirement associated with such security.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting


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Standards No. 128, "Earnings per Share" ("SFAS 128"), which is required to be implemented for fiscal years ending after December 15, 1997 and earlier application is not permitted. SFAS 128 replaces the current "primary earnings per share" ("primary EPS") and "fully diluted earnings per share" ("fully diluted EPS") with "basic earnings per share" ("basic EPS") and "diluted earnings per share" ("diluted EPS"). Unlike the calculation of primary EPS which includes, in its denominator, the sum of (1) actual weighted shares outstanding and (2) "common stock equivalents" as that term is defined in the authoritative literature, basic EPS is calculated using only the actual weighted average shares outstanding during the relevant periods. Diluted EPS is very similar to fully diluted EPS, differing only in technical ways which do not currently affect the Company.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, in general, is carried at cost and depreciated or amortized on a straight-line basis over its estimated useful life. Additions to and betterments of utility property are charged to property accounts at cost, while the costs of maintenance, repairs and minor replacements are charged to expense as incurred. Upon normal retirement of units of utility property, plant and equipment, the cost of such property, together with cost of removal less salvage, is charged to accumulated depreciation. Costs of individually significant internally developed and purchased computer software systems are capitalized and amortized over their expected useful life.

INVESTMENTS AND OTHER ASSETS

Goodwill, none of which is being recovered in regulated service rates, is amortized on a straight-line basis over 40 years. Approximately $14.2 million of goodwill was amortized each year during 1996, 1995 and 1994. Accumulated amortization of goodwill was $103.4 million and $89.2 million at December 31, 1996 and 1995, respectively. The Company periodically compares the carrying value of its goodwill to the anticipated undiscounted future operating income from the businesses whose acquisition gave rise to the goodwill and, as yet, no impairment is indicated or expected.

Itron, Inc. ("Itron") is a publicly-traded Spokane, Washington company which manufactures and markets automated meter-reading devices and provides related services. The Company accounts for its investment in Itron utilizing the cost method (its ownership of approximately 1.5 million Itron common shares at December 31, 1996 represented an ownership interest of approximately 11.2%), revalues its investment to market value as of each balance sheet date and reports any unrealized gain or loss, net of tax, as a separate component of stockholders' equity, which unrealized gain was immaterial at December 31, 1996. During 1996, the market value of the Company's Itron investment (based on closing share prices on the NASDAQ) varied from a high of approximately $88.3 million to a low of approximately $22.5 million. At March 14, 1997, the market value of the Company's investment in Itron was approximately $29.3 million and the unrealized gain was approximately $1.7 million (net of tax benefit of $1.0 million).

ALLOWANCE FOR DOUBTFUL ACCOUNTS

"Accounts and notes receivable, principally customer" as presented in the accompanying Consolidated Balance Sheet are net of an allowance for doubtful accounts of $13.0 million and $11.1 million at December 31, 1996 and 1995, respectively.

INVENTORIES

Inventories principally follow the average cost method and all non-utility inventories held for resale are valued at the lower of cost or market.

ACCOUNTS PAYABLE

Certain of the Company's cash balances reflect credit balances to the extent that checks written have not yet been presented for payment. Such balances included in "Accounts payable, principally trade" in the accompanying Consolidated Balance Sheet were approximately $53.5 million and $44.4 million at December 31, 1996 and 1995, respectively.

STATEMENT OF CONSOLIDATED CASH FLOWS

The accompanying Statement of Consolidated Cash Flows reflects the assumption that all highly liquid investments


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purchased with original maturities of three months or less are cash equivalents.
Cash flows resulting from the Company's risk management (hedging) activities are classified in the accompanying Statement of Consolidated Cash Flows in the same category as the item being hedged.

In September 1994, the Company sold all of its Kansas distribution properties, serving approximately 23,000 customers in 14 communities, together with certain related pipeline assets, for approximately $23 million in cash, approximately its carrying value, shown in the accompanying Statement of Consolidated Cash Flows as "Sale of distribution properties".

In June 1996, the Company exercised its right to exchange its $3.00 Convertible Exchangeable Preferred Stock, Series A for its 6% Convertible Subordinated Debentures due 2012 in a non-cash transaction. The Company issues its common stock in conjunction with certain compensation plans. For additional information on these matters, see Note 6 and "Other Long-Term Financing" included in Note 3. Following is certain supplemental cash flow information:




     The caption "Changes in certain asset and liabilities, net of noncash transactions" as shown in the accompanying Statement of Consolidated Cash Flows includes the following:




(1) Beginning with January 1, 1997, cash flows associated with the Company's sale of receivables facility will be included with "Cash Flows from Financing Activities", see "Sale of Receivables" included in Note 3.


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7.   COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS

Following is certain information concerning the Company's obligations under operating leases:


(1) Principally consisting of rental agreements for building space, data processing equipment and vehicles (including major work equipment).

Lease payments related to assets transferred under the Company's leasing arrangements (see "Other Long-Term Financing" included in Note 3) are included in the preceding table for only their primary (non-cancelable) term. Subsequent to the primary term, the Company could terminate its obligations under these arrangements by electing to purchase the relevant assets for an amount approximating fair market value. Total rental expense for all leases was $33.4 million, $48.9 million and $36.8 million in 1996, 1995 and 1994, respectively.

LETTERS OF CREDIT

At December 31, 1996, the Company was obligated under letters of credit incidental to its ordinary business operations totalling approximately $21.7 million.

INDEMNITY PROVISIONS

In June 1993, the Company completed the sale of Louisiana Intrastate Gas Corporation ("LIG"), its former subsidiary engaged in the intrastate pipeline and liquids extraction business, to Equitable Resources, Inc. In December 1992, the Company completed the sale of Arkla Exploration Company ("AEC"), its former subsidiary engaged in oil and gas exploration and production activities, to Seagull Energy Corporation. In June 1991, the Company completed the sale of Dyco Petroleum Company ("Dyco"), the oil and gas exploration and production company acquired in conjunction with the Company's acquisition of Diversified Energies Inc., to Continental Drilling Company, Inc., a subsidiary of Samson Investment Company. In each instance, the relevant sale agreement required the Company to indemnify the purchaser against certain exposures, for which the Company has established reserves based on, among other factors, its estimates of potential claims. These reserves are included in the Company's Consolidated Balance Sheet under the caption "Estimated obligations under indemnification provisions of sale agreements".

SALE OF RECEIVABLES

Certain of the Company's receivables are collateral for receivables which have been transferred pursuant to a sale of receivables facility, see "Sale of Receivables" included in Note 3.

GAS PURCHASE CLAIMS

In conjunction with settlements of "take-or-pay" claims, the Company has prepaid for certain volumes of gas, which prepayments have been recorded at their net realizable value and, to the extent that the Company is unable to realize at least the carrying amount as the gas is delivered and sold, the Company's earnings will be adversely affected, although such impact is not expected to be material. In addition to these prepayments, the Company is a party to a number of agreements which require it to either purchase or sell gas in the future at prices which may differ from then-prevailing market prices or which require it to deliver gas at a point other than the expected receipt point for volumes to be purchased. As discussed under "Credit Risk and Off-Balance-Sheet Risk" following, the Company operates an ongoing risk management program designed to eliminate or limit the Company's exposure from its obligations under these purchase/sale commitments. To the extent that the Company expects that these commitments will result in losses over the contract term, the Company has established reserves equal to such expected losses.

TRANSPORTATION AGREEMENT

The Company had an agreement ("the ANR Agreement") with ANR Pipeline Company ("ANR") which contemplated a transfer to ANR of an interest in certain of the Company's pipeline and related assets, representing capacity of 250


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MMcf/day, and pursuant to which ANR had advanced $125 million to the Company.
The ANR Agreement has been restructured as a lease of capacity and, after refunds of $50 million and $34 million in 1995 and 1993, respectively, the Company currently retains $41 million (recorded as a liability) in exchange for ANR's use of 130 MMcf/day of capacity in certain of the Company's transportation facilities. The level of transportation will decline to 100 MMcf/day in the year 2003 with a refund of $5 million to ANR and the ANR Agreement will terminate in 2005 with a refund of the remaining balance.

CREDIT RISK AND OFF-BALANCE-SHEET RISK

The Company's gas supply, marketing, gathering and transportation activities subject the Company's earnings to variability based on fluctuations in both the market price of natural gas and the value of transportation as measured by changes in the delivered price of natural gas at various points in the nation's natural gas grid. In order to mitigate the financial risk associated with these activities both for itself and for certain customers who have requested the Company's assistance in managing similar exposures, the Company routinely enters into natural gas swaps, futures contracts and options, collectively referred to in this discussion as "derivatives". The use of derivatives for the purpose of reducing exposure to risk is generally referred to as hedging and, through deferral accounting, results in matching the financial impact of these derivative transactions with the cash impact resulting from consummation of the transactions being hedged, see "Accounting for Price Risk Management Activities" included in Note 1.

The futures contracts are purchased and sold on the NYMEX and generally are used to hedge a portion of the Company's storage gas, manage intra-month and inter-month actual and anticipated short or long commodity positions and provide risk management assistance to certain customers, to whom the cost of the derivative activity is generally passed on as a component of the sales price of the service being provided. Futures contracts are also utilized to fix the price of compressor fuel or other future operational gas requirements, although usage to date for this purpose has not been material. The options are entered into with various third parties and principally consist of options which serve to limit the year-to-year escalation from January 1998 to April 1999 in the purchase price of gas which the Company is committed to deliver to a distribution affiliate. These options covered 2.4 Bcf, 13.2 Bcf and 30.5 Bcf at December 31, 1996, 1995 and 1994, respectively and, due to their nature and term, have no readily determinable fair market value. The Company previously established a reserve equal to its projected maximum exposure to losses during the term of this commitment and, accordingly, no impact on earnings is expected. The Company also utilizes options in conjunction with meeting customers' needs for custom risk management services and for other limited purposes. The Company had an immaterial amount of such options outstanding at December 31, 1996. The impact of such options was to decrease 1996 earnings by approximately $2.6 million and the effect on prior periods was not material. The swaps, also entered into with various third parties, are principally associated with the Company's marketing and transportation activities and generally require that one party pay either a fixed price or fixed differential from the NYMEX price per MMBtu of gas while the other party pays a price based on a published index. These swaps allow the Company to (1) commit to purchase gas at one location and sell it at another location without assuming unacceptable risk with respect to changes in the cost of the intervening transportation, (2) effectively set the value to be received for transportation of certain volumes on the Company's facilities in the future and (3) effectively fix the base price for gas to be delivered in conjunction with the commitment described preceding. None of these derivatives are held for speculative purposes and the Company's risk management policy requires that positions taken in derivatives be offset by positions in physical transactions (actual or anticipated) or in other derivatives.

In the table which follows, the term "notional amount" refers to the contract unit price times the contract volume for the relevant derivative category and, in general, such amounts are not indicative of the cash requirements associated with these derivatives. The notional amount is intended to be indicative of the Company's level of activity in such derivatives, although the amounts at risk are significantly smaller because, in view of the price movement correlation required for hedge accounting, changes in the market value of these derivatives generally are offset by changes in the value associated with the underlying physical transactions or in other derivatives. When derivative positions are closed out in advance of the underlying commitment or anticipated transaction, however, the market value changes may not offset due to the fact that price movement correlation ceases to exist when the positions are closed. Under such circumstances, gains or losses are deferred and recognized when the underlying commitment or anticipated transaction was scheduled to occur. Following is certain information concerning the Company's derivative activities:

(1) The financial impact of these swaps was to increase(decrease) earnings by $(1.0) million, $1.0 million and $2.8 million during 1996, 1995 and 1994, respectively, as swap transactions were matched with hedged transactions during these periods.

(2) Represents the estimated amount which would have been realized upon termination of the relevant derivatives as of the date indicated. The amount which is ultimately charged or credited to earnings is affected by subsequent changes in the market value of these derivatives and, in the case of certain commitments described preceding, no earnings impact is expected due to existing accruals. Swaps associated with these commitments and included in the above totals had fair market values of $2.8 million, $(1.0) million and $(17.6) million at December 31, 1996, 1995 and 1994, respectively.

(3) There was no material financial impact from these futures contracts in 1994 and the effect during 1996 and 1995 was to decrease earnings by $9.3 million and $4.1 million, respectively, as futures transactions were matched with hedged transactions during these periods. At December 31, 1996, the Company had deferred losses of approximately $11.9 million associated with expected sales under "peaking" contracts with certain customers which, in effect, give the customer a "call" on certain volumes of gas. All such losses were recognized in January 1997 when the anticipated transactions were scheduled to occur.

While, as yet, the Company has experienced no significant losses due to the credit risk associated with these arrangements, the Company has off-balance-sheet risk to the extent that the counterparties to these transactions may fail to perform as required by the terms of each such contract. In order to minimize this risk, the Company enters into such transactions solely with firms of acceptable financial strength, in the majority of cases limiting such transactions to counterparties whose debt securities are rated "A" or better by recognized rating agencies. For long-term arrangements, the Company periodically reviews the financial condition of such firms in addition to monitoring the effectiveness of these financial contracts in achieving the Company's objectives. Should the counterparties to these arrangements fail to perform, the Company would seek to compel performance at law or otherwise, or to obtain compensatory damages in lieu thereof, but the Company might be forced to acquire alternative hedging arrangements or be required to honor the underlying commitment at then-current market prices. In such event, the Company might incur additional loss to the extent of amounts, if any, already paid to the counterparties. In view of its criteria for selecting counterparties, its process for monitoring the financial strength of these counterparties and its experience to date in successfully completing these transactions, the Company believes that the risk of incurring a significant loss due to the nonperformance of counterparties to these transactions is minimal.

LITIGATION

On August 14, 1996, an action styled Shaw vs. NorAm Energy Corp., et al. was filed in the District Court of Harris County, Texas by a purported NorAm stockholder against the Company, certain of its officers and directors and Houston Industries to enjoin the merger between the Company and Houston Industries (see "Merger With Houston Industries" included in Note 1) or to rescind such merger and/or to recover damages in the event that the Transaction is consummated. The complaint alleges, among other things, that the merger consideration is inadequate, that the Company's Board of Directors breached its fiduciary duties and that Houston Industries aided and abetted such breaches of fiduciary duties. In addition, the plaintiff seeks certification as a class action. The Company believes that the claims are without merit and intends to vigorously defend against the lawsuit. Management believes that the effect on the Company's results of operations, financial position or cash flows, if any, from the disposition of this matter will not be material.

The Company is a party to litigation (other than that specifically noted) which arises in the normal course of business. Management regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. Management believes that the effect on the Company's results of operations, financial position or cash flows, if any, from the disposition of these matters will not be material.

ENVIRONMENTAL MATTERS

The Company and its predecessors operated a manufactured gas plant ("MGP") adjacent to the Mississippi River in Minnesota known as the former Minneapolis Gas Works ("FMGW") until 1960. The Company is working with the Minnesota Pollution Control Agency to implement an appropriate remediation plan. There are six other former MGP sites in the Company's Minnesota service territory. Of the six sites, the Company believes that two were neither owned nor operated by the Company; two were owned at one time but were operated by others and are currently owned by others; and one was operated by the Company and is now owned by others. The Company believes it has no liability with respect to the sites it neither owned nor operated.

At December 31, 1996, the Company has estimated a range of $10 million to $170 million for possible remediation of the Minnesota sites. The low end of the range was determined using only those sites presently owned or known to have been operated by the Company, assuming the Company's proposed remediation methods. The upper end of the range was determined using the sites once owned by the Company, whether or not operated by the Company, using more costly remediation methods. The cost estimates for the FMGW site are based on studies of that site. The remediation costs for other sites are based on industry average costs for remediation of sites of similar size. The actual remediation costs will be dependent upon the number of sites remediated, the participation of other potentially responsible parties, if any, and the remediation methods used.

In its 1993 rate case, Minnegasco was allowed $2.1 million annually to recover amortization of previously deferred and ongoing clean-up costs. Any amounts in excess of $2.1 million annually were deferred for future recovery. In its 1995 rate case, Minnegasco asked that the annual allowed recovery be increased to approximately $7 million and that such costs be subject to a true-up mechanism whereby any over or under recovered amounts, net of certain insurance recoveries as described following, plus carrying charges, would be deferred for recovery or refund in the next rate case. Such accounting was approved by the Minnesota Public Utilities Commission ("MPUC") and was implemented effective October 1, 1995. The amount of insurance recoveries to be flowed back to ratepayers is determined by multiplying insurance recoveries received by the ratio of total costs incurred to-date as a percentage of the probable total costs of environmental remediation. At December 31, 1996 and 1995, the Company had under-collected, through rates, net environmental clean-up costs of $1.4 million and $1.3 million, respectively. In addition, at December 31, 1996 and 1995, the Company had received insurance proceeds that will be refunded through rates in the future as clean-up expenditures are made of $4.3 million and $3.3 million, respectively. At December 31, 1996 and 1995, the Company had recorded a liability of $35.9 million and $45.2 million, respectively, to cover the cost of future remediation. In addition, the Company has receivables from insurance settlements of $5.2 million at December 31, 1996. These insurance settlements will be collected through 1999. The Company expects that the majority of its accrual as of December 31, 1996 will be expended within the next five years. In accordance with the provisions of SFAS 71, a regulatory asset has been recorded equal to the liability accrued. The Company is continuing to pursue recovery of at least a portion of these costs from insurers. The Company believes the difference between any cash expenditures for these costs and the amounts recovered in rates during any year will not be material to the Company's overall cash requirements.

In addition to the Minnesota MGP sites described above, the Company's distribution divisions are investigating the possibility that the Company or predecessor companies may be or may have been associated with other MGP sites in the service territories of the distribution divisions. At the present time, the Company is aware of some plant sites in addition to the Minnesota sites and is investigating certain other locations. While the Company's evaluation of these other MGP sites remains in its preliminary stages, it is likely that some compliance costs will be identified and become subject to reasonable quantification. To the extent that such potential costs are quantified, as with the Minnesota remediation costs for MGP described preceding, the Company expects to provide an appropriate accrual and seek recovery for such remediation costs through all appropriate means, including regulatory relief.

On October 24, 1994, the United States Environmental Protection Agency advised the Company that MRT and a number of other companies have been named under federal law as potentially responsible parties for a landfill site in West Memphis, Arkansas and may be required to share in the cost of remediation of this site. However, considering the information currently known about the site and the involvement of MRT, the Company does not believe that this matter will have a material adverse effect on its financial position, results of operations or cash flows.

On December 18, 1995, the Louisiana Department of Environmental Quality advised the Company that the Company, through one of its subsidiaries and together with several other unaffiliated entities, had been named under state law as a potentially responsible party with respect to a hazardous substance site in Shreveport, Louisiana and may be required to share in the remediation cost, if any, of the site. However, considering the information currently known about the site and the involvement of the Company and its subsidiaries with respect to the site, the Company does not believe that the matter will have a material adverse effect on its financial position, results of operations or cash flows.

In addition, the Company, as well as other similarly situated firms in the industry, is investigating the possibility that it may elect or be required to perform remediation of various sites where meters containing mercury were disposed of improperly, or where mercury from such meters may have leaked or been disposed of improperly. While the Company's evaluation of this issue remains in its preliminary stages, it is likely that compliance costs will be identified and become subject to reasonable quantification.

At December 31, 1996 and 1995, the Company had recorded an accrual of $3.3 million (with a maximum estimated exposure of approximately $18 million) and an offsetting regulatory asset for environmental matters in connection with a former fire training facility and a landfill for which future remediation may be required. This accrual is in addition to the accrual for MGP sites as discussed preceding.

While the nature of environmental contingencies makes complete evaluation impracticable, the Company currently is aware of no other environmental matter which could reasonably be expected to have a material impact on its results of operations, financial position or cash flows.

MATERIAL CHANGES IN THE RESULTS
OF CONTINUING OPERATIONS

GENERAL

In recognition of the manner in which the Company manages its portfolio of businesses, and in order to facilitate a more detailed understanding of the various activities in which the Company engages, the Company has segregated its results of operations into (1) Natural Gas Distribution, (2) Interstate Pipelines, (3) Wholesale Energy Marketing, (4) Natural Gas Gathering, (5) Retail Energy Marketing and (6) Corporate and Other. The Company's results of operations are seasonal due to weather-related fluctuations in the demand for and price of natural gas although, as discussed following and elsewhere herein,
(1) the Company has obtained rate design changes in its rate-regulated businesses which generally have reduced the sensitivity of the Company's earnings to seasonal weather patterns (further such changes may occur) and (2) the Company is seeking to derive a larger portion of its earnings from businesses which exhibit less earnings seasonality.

         Since the Company's December 1992 sale of its oil and gas exploration and production business, the substantial majority of the Company's earnings have been attributable to operations which are rate regulated. While these businesses have been subjected to varying levels of competition through changes in the form of regulation (further such changes may occur), in general, they continue to be regulated on a cost-of-service basis and the potential for growth in earnings and increased rates of return is limited. The Company seeks to improve its returns from these businesses through increased efficiency, aggressive marketing and by rate initiatives which allow these businesses to compete more effectively and retain more of the value added through improved operations and expanded services.

         The Company continues to believe that its greatest potential for significant increases in overall profitability lies in those businesses which are, in some instances, subject to regulation as to the nature of services offered, the manner in which services are provided or the allocation of joint costs between cost-of-service regulated and other operations, but generally are not subject to direct regulation as to the rates which may be charged. Such operations are sometimes referred to herein for convenience as "unregulated". The Company has separated its strategically significant unregulated activities into discrete management units and formulated plans for increasing the future financial contribution from these businesses. The Company has and expects to continue to (1) expand both the range of products and services offered by these businesses and the geographic areas served and (2) increase the percentage of the Company's overall earnings derived from these activities.

         In addition, the Company is investigating opportunities for international investment. To date, the Company's efforts have focused on opportunities emerging in Latin America due to privatization initiatives currently underway in a number of countries, as well as broad-based efforts to encourage international investment. While such investments involve increased risks such as political, economic or regulatory instability and foreign currency exchange rate fluctuations, the Company believes that, together with carefully selected partners (both within the target countries and otherwise), it can effectively apply its natural gas industry expertise to selected projects in Latin America, thereby increasing its overall returns on invested capital while keeping the increased risk within acceptable limits. In general, the international investment is expected to build up gradually over a period of years as the Company (1) identifies and creates working relationships with strategic business partners, (2) selects projects which meet its risk/return requirements, (3) develops specific country experience and (4) in some cases, increases its investment in specific projects as facilities are constructed, see the following discussion and "Capital Expenditures - Continuing Operations" under "Net Cash Flows from Investing Activities" elsewhere herein.

         In early 1997, the Company learned that four consortiums ("the Consortiums"), each of which included the Company, were the apparent successful bidders for the right to build and operate natural gas distribution facilities in each of four defined service areas ("the Concessions") within Colombia. Contracts, which extend through the year 2014 and grant the exclusive right to distribute gas to consumers of less than 500 Mcf per day (and the right to compete for other customers), are expected to be awarded in April 1997. The Company estimates that the Concessions ultimately will have approximately 400,000 customers, connected over approximately a five-year period at a total cost of approximately $160 million, with construction expected to begin no later than the fourth quarter of 1997. The Company's ownership interest in the Consortiums, while subject to change through continuing negotiations with its existing and potential partners ranges from 15% to approximately 33% and, based on the expected number of customers, represents a weighted average ownership interest of approximately 23%. Depending upon, among other factors, its ownership percentage and success in finalizing financing arrangements at estimated levels and with expected terms (see the discussion following), the Company currently estimates that the net cash outflows to support its investment in the Concessions will not exceed approximately $4 million in any year, and that its investment in the Concessions will become a net source of cash in approximately year four.

         Debt is currently expected to make up a significant portion of the financing for the Concessions in the early years of the project, reaching a maximum level of approximately $90 million and declining thereafter. While such debt is expected to be without direct recourse to members of the Consortiums ("the Partners"), the terms of the debt will likely require that each Partner enter into an agreement which commits it to make pro rata capital contributions as funds are borrowed to finance construction, and that lenders will be granted a security interest in such agreements. The Company is considering extending an offer of support to its Partners such that, in the event that any Partner fails to make capital contributions as required, the Company would make such contributions and assume the underlying ownership interest. The Company currently estimates that, in the event this arrangement is agreed to by all parties and finalized, and the Company is required to assume all such interests, the Company's maximum investment in the Concessions will not exceed $50 million and its net cash outflows in support of the Concessions will not exceed $18 million in any year.

         In January 1997, the Company participated in a bid for a permit authorizing the construction, ownership and operation of a natural gas distribution system for the geographic area that includes the cities of Chihuahua, Delicias and Cuauchtemoc/Anahuac in North Central Mexico. In March 1997, the Company learned that its group was not the successful bidder. The Company had previously announced its intention to participate in a similar bidding process for a permit to provide natural gas distribution service to all or a portion of Mexico City, although no date has yet been set for submission of bids.

REGULATORY MATTERS

In general, the Company's interstate pipelines are subject to regulation by the FERC, while its natural gas distribution operations are subject to regulation at the state or municipal level. Historically, all of the Company's rate-regulated businesses have followed the accounting guidance contained in Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71"). The Company discontinued application of SFAS 71 to its NorAm Gas Transmission Company subsidiary ("NGT") effective with year-end 1992 reporting, see "Interstate Pipelines" elsewhere herein. As a result of the continued application of SFAS 71 to Mississippi River Transmission Corporation ("MRT") and the Company's natural gas distribution operations, the Company's consolidated financial statements contain certain assets and liabilities which would not be recognized by unregulated entities. In addition to regulatory assets related to postretirement benefits other than pensions, the Company's only other significant regulatory asset is related to anticipated environmental remediation costs, see Note 5 of the accompanying Notes to Consolidated Financial Statements and "Environmental Matters" under "Commitments and Contingencies" elsewhere herein. Following are recent significant regulatory actions and developments.

         NGT's Negotiated Rate Filing (Docket No. RP96-200), accepted by the FERC on April 25, 1996, allowed NGT's rates to exceed the maximum cost-based rates set forth in its filed tariff and/or to deviate from the current FERC-mandated rate design. NGT has negotiated certain transactions which provide for shippers' rates to be based on various factors such as gas price differentials between the east and west sides of the NGT system. Therefore, in some instances, NGT will charge and collect a negotiated rate which exceeds its then-current maximum filed tariff rate. Appeals of the FERC's negotiated rate policy, as well as the specific authorization granted to NGT to charge negotiated rates, have been filed with the U.S. Court of Appeals, D.C. Circuit. Until such time as these appeals are resolved, some uncertainty will exist as to whether the Company may be required to refund any amounts associated with transactions billed at above the maximum tariff rate. The Company currently believes that any such refund will not be material. The FERC accepted NGT's 4th annual FERC Order 528 filing (Docket No. RP96-167) effective April 1, 1996, which retained the $0.03 per MMBtu commodity surcharge for continued recovery of 75% of eligible take-or-pay costs, to the extent that collection of such costs is supported by market conditions. The recovery of these costs, which commenced in 1992, will continue through the year 2002 although, as a result of the discontinuance of the application of SFAS 71 to NGT as described preceding, no asset has been recorded in anticipation of recovery. Additionally, in April 1996, the FERC issued certificate orders granting (1) abandonment of NGT's Collinson Storage Facility and associated facilities and equipment (Docket No. CP95- 250), which will not result in a material gain or loss upon abandonment and will not be abandoned until all gas has been recovered and (2) abandonment and transfer of NGT's Line O West facilities to NorAm Field Services Corp. ("NFS") (Docket No. RP96-105), allowing NGT to divest itself of certain non-core facilities which supported the gas supply function in a time when NGT was principally a merchant of natural gas.

         NGT's certificated Line F Project, constructed at a total cost of approximately $17 million, replaced a 30 mile section of the existing Line F from Ruston to Sterlington, Louisiana, and upgraded the maximum allowed operating pressure of the line to 1200 psig. This replacement project was placed in service on October 31, 1996 and allows NGT to receive gas from an interconnect with MRT located near NGT's Ruston Compressor Station. Finally, on November 1, 1996, both MRT and NGT filed to revise their FERC tariffs, incorporating the Gas Industry Standards Board standards in compliance with FERC Order 587 (Docket No. RM96-1). These filings set forth each company's standard procedures for business practices supporting nominations, allocations, balancing, measurement, invoicing, capacity release, and standardization of electronic communications between pipelines and their customers. Pursuant to a FERC acceptance order, both NGT and MRT revised and refiled specified sections of these tariffs in February 1997.

         In April 1996, MRT filed a FERC Section 4 rate case (Docket No. RP96-199) pursuant to the settlement entered into in MRT's last rate case (Docket No. RP93-4). MRT's proposed tariff rates would increase revenues derived from jurisdictional service by $14.7 million annually. Motion rates, subject to refund, were implemented October 1, 1996. As a result of a prehearing conference in December 1996, another procedural schedule was established, setting a hearing date of July 29, 1997.

         MRT filed an application (Docket No. CP95-376) requesting spindown of all of its gathering facilities. In May 1996, the FERC issued an order approving MRT's abandonment of its off-system gathering facilities to NFS and further declaring such facilities exempt from FERC jurisdiction. In March 1996, MRT filed a second application (Docket No. CP96- 268), which is now pending, seeking (1) FERC approval to abandon its remaining gathering facilities by transfer and sale to NFS and (2) a FERC declaration that these facilities are exempt from FERC jurisdiction.

         Entex was granted annualized rate increases totaling $5.4 million during 1996. In addition to annual cost-of- service adjustments in three Texas operating divisions (approximately $0.6 million on an annualized basis), performance- based rates were approved and implemented in Louisiana (approximately $2.7 million on an annualized basis, effective in June ) and Mississippi (approximately $2.1 million on an annualized basis, effective in October). In both Louisiana and Mississippi, Entex will be allowed to earn a return on equity ("ROE") within an approved range. Earnings will be monitored by the public service commissions of the respective states and, while the provisions in each state differ slightly, to the extent that Entex's ROE falls below the lower bounds or exceeds the upper bounds of the approved range, adjustments will be made to either adjust rates upward or refund excess earnings to customers.

         In April 1996, the Minnesota Public Utilities Commission (the "MPUC") voted to approve Minnegasco's Performance-Based Gas Purchasing Plan (the "PBR"), effective from September 1, 1995 to June 30, 1998. To the extent that Minnegasco's actual purchased gas cost is either significantly higher or lower than specified benchmarks, the PBR will require that Minnegasco and its customers share in the savings or additional cost, resulting in a maximum reward or penalty of up to 2% of annual gas cost (e.g. approximately $10 million using Minnegasco's 1996 gas cost) for Minnegasco during any year. Minnegasco made a compliance filing with the MPUC on November 1, 1996, the first year of the PBR, which filing was approved for approximately $1 million in March 1997.

         In June 1996, the MPUC issued its order in Minnegasco's August 1995 rate case. The MPUC granted an annual increase of $12.9 million as compared to the requested increase of $24.3 million. Interim rates reflecting an increase of $17.8 million had been put into effect in October 1995 subject to refund. As a part of its decision, the MPUC granted Minnegasco full recovery of its ongoing net environmental costs through the use of a true-up mechanism whereby any amounts collected in rates which differ from actual costs incurred, plus carrying charges, will be deferred for recovery or refund in the next rate case. Minnegasco requested reconsideration on several issues. Among them were
(1) a request to give effect, in this rate case, to the Minnesota Supreme Court's (the "Court") recent rulings (see the discussion following), and (2) a request to deduct from any interim rate refund the additional amount that Minnegasco would have realized from its 1993 rate case by applying the Court's ruling to that case, which remained on appeal.

         The MPUC decided in Minnegasco's 1993 rate case that (1) Minnegasco's unregulated appliance sales and service operations are required to pay the regulated utility operations a fee for the use of Minnegasco's name, image and reputation ("goodwill") and (2) a portion of the cost of responding to certain gas leak calls not be allowed in rates. Minnegasco appealed those decisions to the Court of Appeals. On June 13, 1996, in a case appealed prior to the 1993 rate case, the Court reversed the MPUC's decisions on these two issues, finding in Minnegasco's favor and, in July, the Court denied the MPUC's request for rehearing.

         In its December 4, 1996 Order After Reconsideration, the MPUC determined that Minnegasco was entitled to an annual rate increase of $13.3 million as compared to the $12.9 million granted in June 1996. The MPUC decided that Minnegasco's unregulated appliance sales and service operations should not pay a fee for goodwill associated with the

Minnegasco name, but refused to allow Minnegasco to recover certain costs associated with gas leak check calls, and did not approve Minnegasco's request with respect to the 1993 rate case costs. An appeal related to the 1993 rate case is pending before the Court of Appeals. Minnegasco requested and, on February 20, 1997, the MPUC voted to grant a stay of the Commission's order pending Minnegasco's appeal of the gas leak issue in the 1995 rate case. Minnegasco is accruing for any necessary interim rate refunds should the Court deny Minnegasco's appeal.

CHANGE IN ESTIMATED SERVICE LIVES OF CERTAIN ASSETS

Pursuant to an updated study of the useful lives of certain assets, in July 1995, the Company changed the depreciation rates associated with certain of its natural gas pipeline and gathering assets, see "Interstate Pipelines" and "Natural Gas Gathering" elsewhere herein. This change had the effect of increasing the Company's 1995 income before extraordinary item by approximately $3.2 million ($0.03 per share) and represents an annualized increase of approximately $6.5 million.

ITEM 3.  LEGAL PROCEEDINGS

On August 14, 1996, an action styled Shaw vs. NorAm Energy Corp., et al. was filed in the District Court of Harris County, Texas by a purported NorAm stockholder against the Company, certain of its officers and directors and Houston Industries to enjoin the Transaction or to rescind the Transaction and/or to recover damages in the event that the Transaction is consummated. The complaint alleges, among other things, that the merger consideration is inadequate, that the Company's Board of Directors breached its fiduciary duties and that Houston Industries aided and abetted such breaches of fiduciary duties. In addition, the plaintiff seeks certification as a class action. The Company believes that the claims are without merit and intends to vigorously defend against the lawsuit. The Company does not believe that the matter will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

     On December 18, 1995, the Louisiana Department of Environmental Quality advised the Company, that the Company, through one of its subsidiaries, and together with several other unaffiliated entities, have been named under state law as potentially responsible parties with respect to a hazardous substance site in Shreveport, Louisiana and may be required to share in the remediation cost, if any are incurred. However, considering the information currently known about the site and the involvement of the Company and its subsidiaries with respect to the site, the Company does not believe that the matter will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

     On October 24, 1994, the United States Environmental Protection Agency (the "EPA") advised the Company that MRT and a number of other companies have been named under federal law as potentially responsible parties for a landfill site in West Memphis, Arkansas and may be required to share in the cost of remediation of this site. The EPA is continuing to investigate the possibility that other companies may have sent waste material to this site. Considering the information currently known about the site and the involvement of MRT, the Company does not believe that this matter will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

     The Company is a party to litigation (other than that specifically noted) which arises in the normal course of business. Management regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. Management believes that the effect on the Company's results of operations, financial position or cash flows, if any, from the disposition of theses matters will not be material.